Exhibit 4.16
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Intel Corporation (“Intel”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.001 per share (the “common stock”).
DESCRIPTION OF COMMON STOCK
The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our third restated certificate of incorporation (the “certificate of incorporation”) and our bylaws, as amended and restated, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.
General
Under the certificate of incorporation, Intel is authorized to issue up to 10 billion shares of common stock with a par value of $0.001 per share and up to 50 million shares of preferred stock with a par value of $0.001 per shares (the “preferred stock”). The shares of common stock currently outstanding are fully paid and nonassessable.  No shares of preferred stock are currently outstanding. The Board of Directors has the authority to repeal, alter or amend the bylaws or adopt new bylaws, subject to certain limitations set forth in the bylaws.
No Preemptive, Redemption or Conversion Rights
The common stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of Intel.
Voting Rights
Holders of shares of common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of Intel. Holders of shares of common stock do not have cumulative voting rights.
Board of Directors
Our board of directors is not classified. Our bylaws establish that the size of the whole Board of Directors shall be not less than nine nor more than fifteen, with the exact number of directors to be fixed from time to time within such range by a duly adopted resolution of the Board of Directors. This range cannot be altered without stockholder approval.
No Action by Stockholder Consent
The certificate of incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of stockholders of Intel from being taken by the written consent of stockholders without a meeting.
Power to Call Special Stockholder Meeting
Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws. Pursuant to our bylaws, special meetings of the stockholders may be called, for any purpose or purposes, by the Chairman of the Board of Directors or the Chief Executive Officer or the Board of Directors at any time. In addition, a special meeting of the stockholders of Intel shall be called by the Board of Directors upon written request to the Corporate Secretary of one or more stockholders owning in the aggregate not less than fifteen percent (15%) of the outstanding shares entitled to vote on the matter or matters to be brought before the proposed special meeting.
Proxy Access Nominations
Under our bylaws, a stockholder (or a group of up to 20 stockholders) who has held at least 3% of our common stock for three years or more may nominate a director and have that nominee included in our proxy materials, provided that the stockholder and nominee satisfy the requirements specified in our bylaws. Any stockholder who intends to use these procedures to nominate a candidate for election to the Board of Directors for inclusion in our proxy statement must satisfy the requirements specified in our bylaws.
Dividend Rights
Subject to the preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if any, as and when declared, from time to time, by our board of directors out of funds legally available therefor.
Liquidation, Dissolution or Similar Rights
Subject to the preferences applicable to any outstanding shares of preferred stock, upon liquidation, dissolution or winding up of the affairs of Intel, the holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in the net assets of Intel available for distribution to holders of stock of Intel.
Forum Selection Clause
Under our bylaws, , unless Intel consents in writing to the selection of an alternative forum, the sole and exclusive forum for making certain types of claims shall be the Delaware Court of Chancery (except that, in the event the Delaware Court of Chancery lacks subject matter jurisdiction over any such action or proceeding, then the sole and exclusive forum for such action or proceeding shall be the federal district court for the District of Delaware). This provision applies to (a) any derivative action or proceeding brought on behalf of Intel, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Intel to Intel or our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or Intel’s certificate of incorporation or bylaws, (d) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, or (e) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law.